Exhibit 99.5

CONSENT OF EXPERT

March 3, 2020

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Sean McKinley, do hereby consent to:

(1)
the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the written disclosure in the Company’s Material Change Report dated March 3, 2020 regarding the: (i) “Technical Report, Kişladağ Gold Mine, Turkey” effective January 17, 2020; (ii) “Technical Report, Efemçukuru Gold Mine, Turkey” effective December 31, 2019; and (iii) “Technical Report, Olympias Mine, Greece” effective December 31, 2019 (collectively, the “Technical Information”), being filed with the United States Securities and Exchange Commission (the “SEC”); and

(2)
the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent and the Technical Information, and the use of my name into the Company’s Registration Statement on Form F-10 (No. 333-233055), and any amendments thereto, filed with the SEC.

By:	/s/ Sean McKinley
Sean McKinley, P. Geo
Eldorado Gold Corporation
Senior Geologist, Resource Development